RUSKIN MOSCOU FALTISCHEK, P.C.

East Tower, 15th Floor

1425 RXR Plaza

Uniondale, New York 11556

Writer’s Direct Dial:  (516) 663-6514

Writer’s Direct Fax:  (516) 663-6714

Writer’s E-Mail:  rsatin@rmfpc.com

June 14, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  H. Christopher Owings, Assistant Director

Re:

PSI Corporation (the “Company”)

Preliminary Information Statement on Schedule 14C

File No. 000-20317

Filed on May 16, 2011

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated June 10, 2011 addressed to Mr. Eric L. Kash, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Preliminary Information Statement on Schedule 14C (the “Information Statement”).

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended the Information Statement.  Where applicable, the revised pages or sections of the Information Statement have been referenced.

General

1.

We note your disclosure that your board and stockholders owning 50.155% of your shares have adopted, ratified, and approved resolutions to effect the actions set forth in the information statement.  However, your beneficial ownership table on page 5 reflects that your directors and stockholders owning more than 5% of your shares own 27.94% of your outstanding shares.  Please tell us the method by which the written consent of the consenting stockholders was obtained and identify the shareholders or group of shareholders whose consent you solicited.  Please see Rule 14a-2(b)(2) of Regulation 14A.

United States Securities and Exchange Commission

June 14, 2011

COMPANY RESPONSE:

Solicitations for written consent of the stockholders were sent to the stockholders by Eric L. Kash, Chief Executive Officer and Director of the Company.  As a result of its capital raising activities during the past few years, the Company has maintained an active shareholder communication program.  Written consents were solicited through electronic mail, facsimile or telephone.  The total number of shares of stockholders whose consent was received was 79,324,519.  At the Record Date, there were 158,165,094 shares of stock issued.  The Board of Directors and stockholders collectively owning 79,324,519 shares of stock, constitutes 50.155% of the Company’s shares.  Thus, a majority of the outstanding voting shares have adopted, ratified and approved resolutions to effect the actions set forth in the Information Statement.

As indicated in the Information Statement, the Company will include a copy of its Form 10-K for the year ended October 31, 2010 with the Information Statement, in satisfaction of Rules 14a-3 to 14a-6 (other than Rule 14a-6(g)), Rule 14a-8, and Rule 14a-10 to Rule 14a-15.

Proposal 2, page 6

Increase the Number of Authorized Shares of Common Stock, page 6

2.

We note your statement that the purpose of increasing your shares of authorized common stock is “to afford [you] flexibility in making acquisitions through the use of stock….”  Please clarify whether you have any plans to enter into a merger or similar transaction.  If not, please provide an affirmative statement that you have no plans or intentions to enter into a merger, acquisition or similar transaction.  If you are increasing your authorized shares in connection with a merger or similar transaction, please revise to include the information required by Items 11, 13, and 14 in the information statement.  Please see Item 1 to Schedule14C and Note A Schedule 14A.

COMPANY RESPONSE

Please be advised supplementally that the Company does not have any plans or intentions to enter into a merger, acquisition, or similar transaction and that the Information Statement has been amended to include this disclosure.

3.

Please expand your disclosure to conform to the guidelines set forth in SEC Release No. 34-015230 (October 13, 1978), Disclosure in Proxy or Information Statements;

United States Securities and Exchange Commission

June 14, 2011

Anti-Takeover or Similar Proposals.

Please briefly discuss the effects on stockholders of the proposed increase in the number of authorized shares of common stock, from an anti-takeover perspective.  Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.  In addition, please inform holders that management may use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

COMPANY RESPONSE:

Please be advised supplementally that the Company’s governing documents do not contain anti-takeover mechanisms.  Furthermore, the Company does not plan or propose to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences including but not limited to, creating a classified board of directors, limiting the number of amendments to the Company’s Bylaws and Articles of Incorporation, and implementing supermajority requirements for mergers, poison pills and golden parachutes.

It is respectfully noted that the disclosure has been revised to include the effects on stockholders of the proposed increase in the number of authorized shares of common stock, as well as the possibility that the Company’s Board of Directors may use the additional shares to resist or frustrate a third-party transaction that is favored by a majority of the independent stockholders as follows:

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE ARTICLES OF INCORPORATION, BYLAWS AND NEVADA LAW

Anti-Takeover Effects

The Amendment authorizing the increase in the number of shares of our Common Stock will provide us with additional shares of Common Stock which could dilute the ownership of the holders of our Common Stock by one or more persons seeking to effect a change in the composition of our Board of Directors or contemplating a tender offer or other transaction for the combination of the Company with another company.  The increase in the authorized number of shares of our Common Stock is not being undertaken in response to any effort of which our Board of Directors is aware to enable anyone to accumulate shares of our Common Stock or gain control of the Company.  The purpose of the increase in the number of authorized shares of our Common Stock is to provide us with additional shares of Common Stock for equity sales and acquisitions and not to provide any anti-takeover defense or mechanism on behalf of the Company.  However, we presently have no plans, proposals, or arrangements to issue any of the newly authorized shares of Common Stock for any purpose whatsoever, including future acquisitions and/or financings.

United States Securities and Exchange Commission

June 14, 2011

Other than the increase in the number of authorized shares of our Common Stock, our Board of Directors does not currently contemplate the adoption of any other amendments to our Articles of Incorporation that could be construed to affect the ability of third parties to take over or change the control of the Company.  While it is possible that management could use the additional authorized shares of Common Stock to resist or frustrate a third-party transaction that is favored by a majority of the independent stockholders, we have no intent, plans or proposals to use the additional unissued authorized shares of our Common Stock as an anti-takeover mechanism or to adopt other provisions or enter into other arrangements that may have anti-takeover consequences.

While the increase in authorized shares of our Common Stock may have anti-takeover ramifications, our Board of Directors believes that the financial flexibility offered by such corporate actions will outweigh the disadvantages.  To the extent that these corporate actions may have anti-takeover effects, third parties seeking to acquire us may be encouraged to negotiate directly with our Board of Directors, enabling us to consider the proposed transaction in a manner that best serves the stockholders' interests.

Nevada Anti-Takeover Laws

Nevada Revised Statutes (“NRS”) Sections 78.378 to 78.3793 provide state regulation over the acquisition of a controlling interest in certain Nevada corporations unless the articles of incorporation or bylaws of the corporation provide that the provisions of these sections do not apply.  Our Articles of Incorporation and Bylaws do not state that these provisions do not apply.

The statute creates a number of restrictions on the ability of a person or entity to acquire control of a Nevada company by setting down certain rules of conduct and voting restrictions in any acquisition attempt, among other things. The restrictions on the acquisition of controlling interests contained in NRS Sections 78.378 to 78.3793 apply only to a Nevada corporation that:

(a)	has 200 stockholders of record (at least 100 of whom have addresses in the State of Nevada appearing on the stock ledgers of the corporation); and

(b)	does business in the State of Nevada, either directly or through an affiliated corporation.

Currently, we do not have 200 stockholders of record of whom at least 100 have addresses in the State of Nevada.  Furthermore, we do not conduct business in the State of Nevada and we do not intend to conduct business in the State of Nevada in the near future.  Accordingly, the anti-takeover provisions contained in NRS Sections 78.378 to 78.3793 do not apply to us, and are not likely to apply to us in the foreseeable future.

On behalf of the Company, we acknowledge that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

United States Securities and Exchange Commission

June 14, 2011

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s// Richard G. Satin

RICHARD G. SATIN

For the Firm

RGS:kad